Free Writing Prospectus Relating to the Preliminary Prospectus Supplement dated May 8, 2019 To the Prospectus dated May 24, 2017	Filed pursuant to Rule 433 Registration Statement No. 333-218214

Reinsurance Group of America, Incorporated

$600,000,000 3.900% Senior Notes due 2029

Final Term Sheet

Dated May 8, 2019

Issuer	Reinsurance Group of America, Incorporated

Security	SEC Registered 3.900% Senior Notes due 2029

Principal Amount	$600,000,000

Trade Date	May 8, 2019

Settlement Date (T+5)*	May 15, 2019

Maturity Date	May 15, 2029

Coupon	3.900%

Public Offering Price	99.754% of the principal amount

Underwriting Discount	0.650%

Net Proceeds to Issuer (before expenses)	$594,624,000

Yield to Maturity	3.930%

Benchmark Treasury	2.625% due February 15, 2029

Benchmark Treasury Price / Yield	101-08 / 2.480%

Spread to Benchmark Treasury:	+145 basis points

Interest Payment Dates	May 15 and November 15 commencing November 15, 2019

Optional Redemption Provisions

Make-whole call	At any time prior to February 15, 2029 (three months prior to maturity) at a discount rate of Treasury plus 25 basis points

Par call	On or after February 15, 2029 (three months prior to maturity)

Authorized Denominations	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN	759351 AN9 / US759351AN90

Ratings (Moody’s / S&P)**	Baa1 (Stable) / A (Stable)

Joint Book Running Managers	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Wells Fargo Securities, LLC Barclays Capital Inc. Mizuho Securities USA LLC

Co-Managers	BMO Capital Markets Corp. HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc. SMBC Nikko Securities America, Inc.

(*)

It is expected that delivery of the notes will be made against payment therefor on or about May 15, 2019, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery of the notes in this offering will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before the date of delivery of the notes in this offering should consult their own advisors.

(**)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus, which consists of a preliminary prospectus supplement dated May 8, 2019 and an accompanying prospectus dated May 24, 2017) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Wells Fargo Securities, LLC at 1-800-645-3751, J.P. Morgan Securities LLC at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or RBC Capital Markets, LLC at 1-866-375-6829.

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